EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2009

(In thousands)

Earnings
Net Income before noncontrolling interest	$36,716
Equity earnings	(6,074)
Income distribution from equity investees	4,656
Noncontrolling interest in pretax income	(7,941)
Amortization of capitalized interest	77
Interest capitalized	(2,528)
Federal and state income taxes	19,795
Fixed charges	17,547
Total Earnings as Defined	$62,248

Fixed Charges
Interest expense on long-term debt and other	$11,849
Interest on rentals*	2,613
Amortization of debt issuance costs	411
AFUDC borrowed funds	146
Capitalized interest	2,528
Total Fixed Charges	$17,547

Ratio of Earnings to Fixed Charges	3.55x

*Management believes that using one third of the total rental expense gives a reasonable approximation for actual interest on rentals.